Exhibit 99.45

EARLY WARNING REPORT

UNDER NATIONAL INSTRUMENT 62-103

1.	Name and Address of Offeror:

Name:	Brookfield Asset Management Inc.

Address:	Brookfield Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, ON
M5J 2T3

2.	Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Following completion of the acquisition by Norbord Inc. (“Norbord”) of all of the issued and outstanding common shares of Ainsworth Lumber Co Ltd. (the “Arrangement”) on March 31, 2015, the Offeror and Brookfield Capital Partners II (OSB) L.P., an affiliate of the Offeror, beneficially own, directly and indirectly, 45,407,241 common shares of Norbord (the “Norbord Shares”) representing approximately 53% of the issued and outstanding Norbord Shares.

This report is being filed to record the ownership of Norbord Shares by the Offeror and its affiliates following completion of the Arrangement.

3.	Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

See Item 2.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3, above, over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control;

See Item 2.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

Not applicable.

6.	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation:

Not applicable.

7.	Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror and its affiliates hold the Norbord Shares for investment purposes. Subject to compliance with applicable securities laws, the Offeror or its affiliates may purchase additional securities of Norbord from time to time, or dispose of any securities of Norbord that the Offeror or its affiliates may own from time to time, in each case in the open market or in privately negotiated transactions with one or more persons.

8.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

9.	Names of any joint actors in connection with the disclosure required herein:

Not applicable.

10.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the Offeror:

Not applicable.

11.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

12.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Not applicable

[Remainder of Page Intentionally Left Blank]

DATED: April 2, 2015

Brookfield Asset Management Inc.

By:	/s/ “Joseph Freedman”
Name:	Joseph Freedman
Title:	Senior Managing Partner

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